UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE FY2019 FINANCIAL RESULTS

Consolidated revenue – 296.6 bln rubles (-5% compared to FY2018)

EBITDA1 – 53.4 bln rubles (-29% compared to FY2018)

Profit attributable to equity shareholders of Mechel PAO – 2.4 bln rubles

Moscow, Russia – March 19, 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the FY2019.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“Consolidated EBITDA for 2019 went down by 29% as compared to 2018. The key factor in that was the decrease in the steel segment’s EBITDA due to steel product output and sales reduction as Chelyabinsk Metallurgical Plant implemented a large-scale facility upgrade. It should be noted that these measures on modernization of our facilities on a short-term horizon will have an undisputedly positive effect on both the output volumes and profitability. For instance, the capacity of the upgraded blast furnace and converter that were put into operation last week will go up 15% following the re-equipment. Moreover, the ecological measures that were part of those repairs will allow to minimize these facilities’ impact on the environment. Further efforts in this direction, which will continue in 2020, will enable us to expand our product range, improve both its quality and environmental characteristics.

“The mining division’s financial results were primarily hit by the negative dynamics of the metallurgical coals market. The decrease in coal mining volumes in the first half of last year, following the overstocking at the end of 2018, also had its impact. At the same time, in 2019 we implemented the program of renewing and restoring our mining equipment and managed to attain high mining levels by the year’s end. The fourth quarter’s results are the highest since 2016. As the division maintains those high levels and continues to improve them, it will be able to yield good results even as the markets remain volatile.

“The cash flow generated by the company enables us to meet our obligations on debt servicing and partly repay our debts. Nevertheless, it will not be enough to keep up with the repayment schedule set by our current loan agreements. We are actively negotiating with our major lenders regarding repayment schedule changes and expect to sign restructuring agreements with banks in the next few months.”

Consolidated Results For The Full Year 2019

Mln rubles	FY 2019	FY 2018%		4Q’ 19	3Q’ 19%
Revenue from contracts with external customers	296,567	312,574	-5%	68,376	74,865	-9%
Operating profit	31,498	49,780	-37%	2,560	8,179	-69%
EBITDA	53,428	75,667	-29%	9,361	13,720	-32%
EBITDA, margin	18%	24%		14%	18%
Profit / (loss) attributable to equity shareholders of Mechel PAO	2,409	12,628	-81%	(9,765)	(571)	1610%

Mechel PAO’s Chief Financial Officer Nelli Galeyeva commented:

“Consolidated EBITDA for 2019 totaled 53.4 billion rubles. Profit attributable to equity shareholders of Mechel PAO went down by 10.2 billion rubles year-on-year and reached 2.4 billion rubles in 2019. The dynamics of this indicator was largely due to the gross profit’s decrease by 26.1 billion rubles as revenue from sales to third parties decreased while cost of sales went up. The effect was offset by the growth of foreign exchange gains on foreign currency obligations due to the ruble strengthened against US dollar and euro in the reporting period.

“The operating cash flow in 2019 went down by 10.4 billion rubles to 57.7 billion rubles from 68.1 billion rubles as compared to 2018, and slightly decreased to 15.1 billion rubles in 4Q2019 as compared to 15.8 billion rubles in 3Q2019.

“In 2019, the Group’s finance costs went down by 3.2 billion rubles or 8% as compared to 2018, which was due to a lower Central Bank of the Russian Federation key interest rate and other floating rates, as well as

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

the Group’s efforts on restructuring its debt leverage and decreasing borrowing costs. In 4Q2019, finance costs went down by 0.1 billion rubles to 9.4 billion rubles as compared to 9.5 billion rubles in 3Q2019, which also corresponds to the Central Bank of the Russian Federation key interest rate decrease.

“Interest paid in 4Q2019, including capitalized interest and lease interest, totaled 7.3 billion rubles, which corresponds to the average quarterly value of this indicator. Interest paid in 2019, including capitalized interest and lease interest, totaled 31.2 billion rubles, which is 2.5 billion or 8% less than in 2018 when it totaled 33.7 billion rubles.

“In November 2019, Sberbank transferred to VTB Bank its rights to debt payment on the loan granted to the Group’s subsidiaries — Chelyabinsk Metallurgical Plant, Southern Kuzbass Coal Company and Bratsk Ferroalloy Plant — for a total of 49 billion rubles, excluding the interest in arrears penalty of 552 million rubles, which may be called for in 2022 and which Sberbank remains entitled to.

“The Group’s net debt excluding fines and penalties on overdue loans and borrowings and options went down by 23 billion rubles as compared to December 31, 2018, and amounted to 400 billion rubles. This was due to the ruble strengthening against US dollar and euro, as well as the repayment of 20.8 billion rubles of debt, which was partly offset by new loans totaling 7.6 billion rubles, as well as increased lease obligations in accordance with IFRS 16 Leases.

“The Net Debt to EBITDA ratio amounted to 7.5 at the end of 2019 as compared to 5.6 at the end of 2018. This figure grew due to EBITDA decrease.”

Mining Segment

Revenue from contracts with external customers in 2019 went down by 4% as compared to 2018. This was due to a coal prices decrease at both domestic and international markets, which was partly offset by an increase in sales volumes. Revenue in 4Q2019 went down by 16% quarter-on-quarter both due to lower prices and a decrease in coking coal concentrate sales to third parties as some coal volumes were redirected to intra-group consumption. At the same time, coking coal concentrate sales grew year-on-year.

The division’s EBITDA in 2019 went down by 14% year-on-year as prices for coking coal and other metallurgical coals decreased, as well as due to growth of production costs as the volume of explosive and stripping works increased. EBITDA’s 44-percent decrease in 4Q2019 quarter-on-quarter was due to negative price dynamics for the division’s nearly entire product range, as well as the decrease in sales of coking coal concentrate, steam coal and coke to third parties.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“Last year we continued with large-scale effort to restore our mining volumes. If we compare the overall 2019 mining results with the previous year’s, the growth was minimal. At the same time, coal mining in 4Q2019 reached 5.4 million tonnes, which is the highest quarterly result over the last three years. Southern Kuzbass Coal Company was the key contributor here, as it reached a monthly mining level of 1 million tonnes in October and successfully maintains this level.

“Stripping works at our mining division’s coal facilities went up by 19% year-on-year. We managed to attain this due to implementing investment programs on upgrading our equipment and automobile pool, as well as bringing in contractors. Thanks to those stripping efforts, we expect a stable growth of coal output in mid-term.

“We also managed to dramatically improve results at Korshunov Mining Plant, where iron ore concentrate’s output in 2019 went up by 24% as compared to 2018.

“Despite our success in restoring output, this accounting period also included factors that had a negative impact on our financial dynamics. Last year was characterized by negative price trends on metallurgical coal markets that grew stronger by the year’s end. Considering the growth of costs as high levels of stripping works were conducted, this led to increased production costs of products sold, and that in its turn led to decreased profit margins. Moreover, in 4Q2019 coal sales came under pressure from limitations specific for the winter period and shipping conventions in the direction of Russia’s Far East ports.”

Mln rubles	FY 2019	FY 2018%		4Q’ 19	3Q’ 19%
Revenue from contracts with external customers	92,996	96,882	-4%	19,768	23,425	-16%
Revenue inter-segment	37,710	37,549	0%	7,977	10,002	-20%
EBITDA	39,085	45,516	-14%	5,921	10,590	-44%
EBITDA, margin	30%	34%		21%	32%

Steel Segment

Revenue from contracts with external customers in 2019 went down by 7% year-on-year, and by 11% in 4Q2019 quarter-on-quarter. This was due to corrections of steel product output and sales as the division’s facilities conducted major repairs of their equipment. Chelyabinsk Metallurgical Plant’s revamping of blast furnace #4 and replacement of converter #1 was the key factor.

The division’s EBITDA in 2019 went down by 54% year-on-year. The key factors contributing to this were the decrease in steel output and sales as well as increased production costs as iron ore prices went up. EBITDA for 4Q2019 went down by 26% quarter-on-quarter due to a decrease in sales and the seasonal decline in prices for construction products.

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The division’s operations in 2019 were characterized by a significant volume of running and major repairs at our production facilities. This inevitably affected our operational results and steel product sales. At the same time, these measures will enable us in the future to improve our equipment’s reliability and product quality, bring down relative costs and our operations’ negative impact on the environment. Last week, Chelyabinsk Metallurgical Plant put into operation its blast furnace #4 and converter #1 after reconstruction. Furthermore, in the end of March at Bratsk Ferroalloy Plant we plan to launch ore thermal furnace # 3. Its reconstruction was performed simultaneously with steelmaking capacities repairs at Chelyabinsk Metallurgical Plant.

“The market situation had less impact on the division’s financial results than sales volumes. Average prices for rebar and hardware which make up half of our shipments, went down by 1-2% year-on-year. At the same time, average rail prices went up by more than 10%, partly due to increased rail export share. Average sale prices for stainless long and flat products, as well as stampings, also demonstrated positive dynamics.

“Despite an overall decrease in production volumes, last year we increased and maintained output of those products whose sales yielded high margins. Thus we more than tripled production of stainless flats year-on-year, increased rail sales by 15% and by 2% — other sections produced by Chelyabinsk Metallurgical Plant’s universal rolling mill.

“In order to maintain stable output on our facilities and to expand our product range, we plan a series of equipment repairs and upgrades for 2020. This includes an upgrade of mills in Chelyabinsk Metallurgical Plant’s rolling workshop #1 to launch production of heat-strengthened rebar of various diameters. We have acquired and are installing equipment for production and repairs of rolls used for output of sections and rails at Chelyabinsk Metallurgical Plant’s universal rolling mill. Izhstal has scheduled measures aimed at expanding the size range for its round-section rolls and increasing output of hot-rolled products with surface treatment. As part of the steel wire rope facility upgrade investment project, Beloretsk Metallurgical Plant intends to acquire and launch two belt grinding equipment lines and four modern drawing mills.”

Mln rubles	FY 2019	FY 2018%		4Q’ 19	3Q’ 19%
Revenue from contracts with external customers	174,850	187,918	-7%	40,559	45,479	-11%
Revenue inter-segment	6,107	5,865	4%	1,736	1,335	30%
EBITDA	12,956	27,990	-54%	2,261	3,060	-26%
EBITDA, margin	7%	14%		5%	7%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s 3% revenue growth in 2019 year-on-year was due to both increase in electricity sales on the bulk market and regulated contracts, and increase in electricity and capacity prices. At the same time, the growth in cost of sales, due to increased prices for raw materials, limited EBITDA’s dynamics, so this indicator remained unchanged year-on-year.

“Improved financial results in 4Q2019 quarter-on-quarter was due to seasonal factors as the heating season set in and electricity consumption increased in the winter period.”

Mln rubles	FY 2019	FY 2018%		4Q’ 19	3Q’ 19%
Revenue from contracts with external customers	28,721	27,774	3%	8,050	5,960	35%
Revenue inter-segment	15,606	15,471	1%	4,192	3,349	25%
EBITDA	1,545	1,546	0%	671	593	13%
EBITDA, margin	3%	4%		5%	6%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, net, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	31.12.2019	31.12.2018
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	370,206	402,417
Interest payable	9,014	7,749
Non-current loans and borrowings	7,205	6,538
Other non-current financial liabilities	48,303	44,510
Other current financial liabilities	147	−
less Cash and cash equivalents	(3,509)	(1,803)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	431,366	459,411

Current lease liabilities	10,353	5,880
Non-current lease liabilities	7,002	2,413
Net debt, excluding fines and penalties on overdue amounts	448,721	467,704

EBITDA can be reconciled to our consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	12m 2019	12m 2018	12m 2019	12m 2018	12m 2019	12m 2018	12m 2019	12m 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	2,409	12,628	4,253	11,304	5,938	693	351	(2,631)
Add:
Depreciation and amortisation	15,176	13,859	8,541	7,621	6,153	5,738	482	500
Foreign exchange (gain) loss, net	(19,241)	25,775	(4,376)	10,771	(14,841)	14,969	(24)	37
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	38,830	42,052	24,131	29,153	14,839	13,825	653	581
Finance income	(600)	(34,056)	(911)	(24,458)	(450)	(9,874)	(31)	(1,231)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	4,896	10,146	5,885	4,796	(1,006)	1,846	18	3,504
Net result on the disposal of subsidiaries	-	(3)	-	(3)	-	-	-	-
Profit attributable to non-controlling interests	1,876	908	701	183	996	637	180	87
Income tax expense (benefit)	7,987	2,681	93	5,940	503	(531)	333	(83)
Effect of pension obligations	235	548	184	515	47	30	4	4
Other fines and penalties	2,027	1,554	667	(15)	859	788	(419)	781
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(167)	(425)	(83)	(291)	(82)	(131)	(2)	(3)
EBITDA	53,428	75,667	39,085	45,516	12,956	27,990	1,545	1,546
EBITDA, margin	18%	24%	30%	34%	7%	14%	3%	4%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	4q 2019	3q 2019	4q 2019	3q 2019	4q 2019	3q 2019	4q 2019	3q 2019
(Loss) profit attributable to equity shareholders of Mechel PAO	(9,765)	(571)	(5,232)	(146)	(96)	(886)	1,260	55
Add:
Depreciation and amortisation	3,908	4,085	2,216	2,314	1,584	1,637	108	134
Foreign exchange (gain) loss, net	(3,352)	(1,259)	(1,366)	545	(1,981)	(1,805)	(5)	1
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	9,391	9,450	5,833	5,793	3,588	3,699	164	158
Finance income	(66)	(44)	(171)	(129)	(82)	(106)	(7)	(8)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	2,331	1,141	4,091	1,238	(1,519)	53	(240)	(150)
Profit attributable to non-controlling interests	623	564	68	248	441	188	116	128
Income tax expense	5,768	51	185	574	4	286	293	118
Effect of pension obligations	92	41	63	34	27	6	1	1
Other fines and penalties	505	285	271	123	332	6	(1,019)	157
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(74)	(23)	(37)	(4)	(37)	(18)	-	(1)
EBITDA	9,361	13,720	5,921	10,590	2,261	3,060	671	593
EBITDA, margin	14%	18%	21%	32%	5%	7%	5%	6%
*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the year ended December 31, 2019
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Year ended December 31,	Year ended December 31,
	2019	2018

Revenue from contracts with customers	296,567	312,574
Cost of sales	(187,857)	(177,756)
Gross profit	108,710	134,818
Selling and distribution expenses	(54,320)	(54,988)
Impairment of goodwill and other non-current assets, net	(1,804)	(7,222)
Allowance for expected credit losses on financial assets	(235)	(940)
Taxes other than income taxes	(5,282)	(4,834)
Administrative and other operating expenses	(16,316)	(18,765)
Other operating income	745	1,711
Total selling, distribution and operating income and (expenses), net	(77,212)	(85,038)
Operating profit	31,498	49,780

Finance income	600	34,056
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(38,830)	(42,052)
Foreign exchange gain (loss), net	19,241	(25,775)
Share of profit of associates, net	28	10
Other income	239	512
Other expenses	(504)	(314)
Total other income and (expense), net	(19,226)	(33,563)
Profit before tax	12,272	16,217

Income tax expense	(7,987)	(2,681)
Profit for the period	4,285	13,536

Attributable to:
Equity shareholders of Mechel PAO	2,409	12,628
Non-controlling interests	1,876	908

Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of income tax:	(1,771)	(9)
Exchange differences on translation of foreign operations	(1,771)	(9)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax:	(867)	487
Re-measurement of defined benefit plans	(867)	487
Other comprehensive (loss) income for the period, net of tax	(2,638)	478
Total comprehensive income for the period, net of tax	1,647	14,014

Attributable to:
Equity shareholders of Mechel PAO	(210)	13,096
Non-controlling interests	1,857	918

Earnings per share
Weighted average number of common shares	416,256,510	416,270,745

Earnings per share (Russian rubles per share) attributable to common equity shareholders, basic and diluted	5.79	30.34

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of December 31, 2019
(All amounts are in millions of Russian rubles)
	December 31, 2019	December 31, 2018

Assets
Non-current assets
Property, plant and equipment	196,992	189,879
Mineral licenses	31,075	32,068
Goodwill and other intangible assets	13,652	16,883
Investments in associates	321	293
Deferred tax assets	3,648	5,488
Other non-current assets	553	630
Non-current financial assets	232	244
Total non-current assets	246,473	245,485

Current assets
Inventories	39,773	43,423
Income tax receivables	65	121
Trade and other receivables	15,340	17,612
Other current assets	6,982	8,673
Other current financial assets	363	508
Cash and cash equivalents	3,509	1,803
Total current assets	66,032	72,140
Total assets	312,505	317,625

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	833
Treasury shares	(63)	-
Additional paid-in capital	24,434	24,378
Accumulated other comprehensive (loss) income	(848)	1,771
Accumulated deficit	(273,754)	(274,186)
Equity attributable to equity shareholders of Mechel PAO	(245,228)	(243,041)
Non-controlling interests	11,631	9,846
Total equity	(233,597)	(233,195)

Non-current liabilities
Loans and borrowings	7,205	6,538
Lease liabilities	7,002	2,413
Other non-current financial liabilities	48,303	44,510
Other non-current liabilities	105	120
Pension obligations	4,933	3,819
Provisions	5,238	3,719
Deferred tax liabilities	13,877	13,506
Total non-current liabilities	86,663	74,625

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 11,111 million and RUB 9,877 million as of December 31, 2019 and 2018, respectively	381,317	412,294
Trade and other payables	38,391	34,800
Lease liabilities	10,353	5,880
Income tax payable	9,161	6,425
Taxes and similar charges payable other than income tax	9,228	6,106
Advances received and other current liabilities	5,816	5,096

Pension obligations	615	772
Provisions	4,558	4,822
Total current liabilities	459,439	476,195
Total liabilities	546,102	550,820
Total equity and liabilities	312,505	317,625

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended December 31, 2019
(All amounts are in millions of Russian rubles)
	Year ended December 31,	Year ended December 31,
	2019	2018

Cash flows from operating activities
Profit for the period	4,285	13,536
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment and amortisation of mineral licenses and other intangible assets	15,176	13,859
Foreign exchange (gain) loss, net	(19,241)	25,775
Deferred income tax expense (benefit)	2,288	(2,596)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	73	517
Write-off of inventories to net realisable value	1,763	1,162
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	2,880	7,953
Finance income	(600)	(34,056)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	38,830	42,052
Provisions for legal claims, taxes and other provisions	3,630	4,940
Other	198	575

Changes in working capital items
Trade and other receivables	1,546	1,354
Inventories	(1,511)	(7,858)
Trade and other payables	4,037	4,150
Advances received	650	485
Taxes payable and other liabilities	5,151	683
Other assets	1,238	(851)

Income tax paid	(2,735)	(3,562)
Net cash provided by operating activities	57,658	68,118

Cash flows from investing activities
Interest received	76	188
Royalty and other proceeds associated with disposal of subsidiaries	17	3
Proceeds from loans issued and other investments	313	9
Proceeds from disposals of property, plant and equipment	211	215
Purchases of property, plant and equipment	(6,282)	(5,472)
Purchases of intangible assets	-	(150)
Interest paid, capitalised	(256)	(440)
Net cash used in investing activities	(5,921)	(5,647)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 214 million and RUB 918 million for the periods ended December 31, 2019 and 2018, respectively	7,599	76,504
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 2,222 million and RUB 435 million for the periods ended December 31, 2019 and 2018, respectively	(20,772)	(97,269)

Repayment of other current financial liabilities	-	(442)
Dividends paid to shareholders of Mechel PAO	(1,515)	(1,386)
Dividends paid to non-controlling interests	(16)	(8)
Interest paid, including fines and penalties	(30,923)	(33,308)
Repayment of lease liabilities	(2,276)	(2,780)
Effect of sale and leaseback transactions	248	-
Deferred payments for acquisition of assets	(341)	(629)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(361)	(3,968)
Net cash used in financing activities	(48,357)	(63,286)

Foreign exchange (gain) loss on cash and cash equivalents, net	(891)	63
Changes in allowance for expected credit losses on cash and cash equivalents	(2)	(91)
Net increase (decrease) in cash and cash equivalents	2,487	(843)

Cash and cash equivalents at beginning of period	1,803	2,452
Cash and cash equivalents, net of overdrafts at beginning of period	380	1,223

Cash and cash equivalents at end of period	3,509	1,803
Cash and cash equivalents, net of overdrafts at end of period	2,867	380

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 19, 2020